Exhibit 99.1

UNIT PURCHASE PLAN

This Unit Purchase Plan (the “Purchase Plan”) is entered into on March 25, 2020, by and between Morgan Stanley Smith Barney LLC, (“MSSB”) and Steel Partners Ltd. (“the Purchaser”) for the purchase of common units (the “Units”) issued by Steel Partners Holdings LP (SPLP) (the “Company”) to comply with the provisions of Rule 10b5-1 (“Rule 10b5-1”) and Rule 10b-18 (“Rule 10b-18”) under the Securities Exchange Act of 1934 on a “not held” basis.

A)	Purchase Plan Requirements
1.	On any day on which the New York Stock Exchange is open for business and MSSB is instructed to engage in stock and or unit purchasing efforts, pursuant to the written instructions in Appendix A, attached hereto, of this Purchase Plan, MSSB will act as the Purchaser’s exclusive agent to purchase Units.
2.	Purchases made by MSSB pursuant to this Purchase Plan shall be made in accordance with the Purchaser’s written instructions in Appendix A, and shall be made at the prevailing market prices, pursuant to the limitations stated in Appendix A, in open-market transactions. MSSB will use its best efforts to affect all open-market purchases pursuant to this Purchase Plan in accordance with the provisions of Rule 10b-18.
3.	MSSB shall be entitled to a commission of $0.03 per share purchased.
B)	The Purchaser’s Representations and Warranties

The Purchaser makes the following representations and warranties, each of which shall continue while this Purchase Plan is in effect and will survive the termination of this Purchase Plan:

1.	At the time of the Purchaser’s execution of this Purchase Plan, the Purchaser is not aware of any material, non-public information with respect to the Company or the Units. The Purchaser is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, Rule 10b-18 or other applicable securities laws.
2.	Purchases of Units under this Purchase Plan have been duly authorized by the Company and are not prohibited by any legal, regulatory or contractual restriction or undertaking binding on the Purchaser. The Purchaser will inform MSSB as soon as reasonably possible of any subsequent legal or contractual restrictions affecting the execution of the Purchase Plan by MSSB or the Purchaser and of the occurrence of any event that would cause the Purchase Plan to be suspended or to end as contemplated in Section C and Section E.

3.	The Purchaser agrees not to enter into or alter any corresponding or hedging transaction with respect to the Units while this Purchase Plan remains in effect.
4.	If applicable, the Purchaser agrees to provide MSSB with all reasonably necessary information regarding the Purchaser’s previous purchases, as may be required for MSSB to calculate the Purchaser’s volume limitations under Rule 10b-18.
5.	The Purchaser agrees that it will not take any action that would cause any purchase of Units under this Purchase Plan not to comply with Rule 10b-18 or any other applicable law.
6.	The Purchaser agrees that it does not have authority, influence or control over any purchase of Units effected by MSSB pursuant to this Purchase Plan and will not attempt to exercise any such authority, influence or control. The Purchaser agrees that it will not, communicate any information relating to the Stock or the Company to any employee of MSSB or its affiliates who are responsible for purchasing Units, in accordance with this Purchase Plan and during the time this Purchase Plan is in effect.
7.	The Purchaser acknowledges and agrees that the Purchase Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code, as it may be amended (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.
8.	This Purchase Plan constitutes the Purchaser’s legal, valid and binding obligation enforceable against the Purchaser in accordance with its terms. There is no litigation, arbitration or other proceeding pending, or to the Purchaser’s knowledge threatened, that would prevent or interfere with the Purchaser’s purchase of Units under this Purchase Plan.
C)	Suspension of Purchases

The Purchaser acknowledges and agrees that MSSB may suspend purchases under this Purchase Plan in the event that:

1.	MSSB determines that it is prohibited from purchasing Units by a legal, contractual or regulatory restriction applicable to it or its affiliates or to the Purchaser (other than any such restriction relating to the Purchaser’s possession or alleged possession of material nonpublic information about the Company or the Units).
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2.	MSSB determines, in its sole discretion that a market disruption has occurred, beyond the control of MSSB that would materially interfere with MSSB’s ability to carry out the terms of this Purchase Plan.
3.	Trading in the Stock is halted or suspended.
4.	If any purchases cannot be executed as required by this Purchase Plan due to any of the events specified in Paragraphs (1), (2) or (3), MSSB shall effect such purchases as promptly as practicable after the cessation or termination of such disruption, applicable restriction or other event.
D)	Modification of this Purchase Plan

Any modification of this Purchase Plan by the Purchaser will be made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b5-1, and only with MSSB’s written consent. In particular, the Purchaser agrees that the Purchaser will not modify or propose to modify this Purchase Plan at any time that the Purchaser is aware of any material non-public information about the Company and/or the Units and that the Purchaser will be deemed to repeat its representations in Section B at the time of such modification. Termination of this Purchase Plan by the Purchaser pursuant to Section E (1) (ii) shall not be deemed a modification of this Purchase Plan.

E)	Termination of this Purchase Plan
1.	This Purchase Plan will terminate upon the earliest of one of the following events:
i.	The terms outlined on Appendix A have been met;
ii.	The Purchaser notifies MSSB in writing, that this Purchase Plan is to be terminated;
iii.	MSSB determines, in its sole discretion, that it is prohibited for any reason from engaging in purchasing activity as the Purchaser’s agent under this Purchase Plan;
iv.	MSSB becomes aware of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, in each case with respect to the Purchaser or the taking of any corporate action by the Purchaser to authorize or commence any of the foregoing;
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v.	The Company or any other person publicly announces a tender or exchange offer with respect to the Units or a merger, acquisition, reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the Units would be exchanged or converted into cash, securities or other property.
2.	Any transaction pending at the time MSSB receives a notice referred to in Section D or E (1) (ii) shall be completed and MSSB shall receive the commission set forth in Section A (3).
F)	Indemnification and Limitation on Liability
1.	The Purchaser agrees to indemnify and hold harmless MSSB (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorney’s fees and costs) arising out of or attributable to: a.) any material breach by the Purchaser of this Purchase Plan (including the Purchaser’s representations and warranties), and b.) any violation by the Purchaser of applicable laws or regulations. The Purchaser will have no indemnification obligations in the case of gross negligence or willful misconduct of MSSB or any other indemnified person. This indemnification will survive the termination of this Purchase Plan.
2.	Notwithstanding any other provision herein, neither MSSB nor the Purchaser will be liable for:
i.	Special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages or any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen.
ii.	Any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.
3.	The Purchaser acknowledges and agrees that MSSB has not provided the Purchaser with any tax, accounting or legal advice with respect to this Purchase Plan, including whether the Purchaser would be entitled to any of the affirmative defenses under Rule 10b5-1.
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G)	Governing Law

This Purchase Plan will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State’s conflict of laws rules.

H)	Entire Agreement

This Purchase Plan (including any Annexes or Exhibits) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

I)	Assignment

This Purchase Plan and each party’s rights and obligations hereunder may not be assigned or delegated without the written permission of the other party, except that MSSB may assign this Purchase Plan without Company’s permission or consent to a broker-dealer who succeeds to the business of MSSB as the result of any acquisition, merger, consolidation, joint venture or other business combination. This Purchase Plan and each party’s rights and obligations hereunder shall inure to the benefit of each party’s successors and assigns, whether by merger, consolidation or otherwise.

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J)	Notices

All required notifications under this Purchase Plan shall be made in writing (signed by facsimile) and confirmed by telephone to:

To The Purchaser: Name: Steel Partners Ltd. Address: Telephone: Fax: E-Mail:	Copies to: Name: Address: Telephone: Fax: E-Mail:
To Issuer: Name: Legal Department STEEL PARTNERS HOLDINGS LP Address: 590 Madison Avenue, New York NY 10022 Telephone: E-Mail:	Copies to: Name: Address: Telephone: Fax: E-Mail:
To MSSB: Primary Contact: Alternate Contact #1: Alternate Contact #2: Address: Telephone: Fax: E-Mail:	Copies to: Executive Financial Services Name: Address: Telephone: Fax: E-Mail:

K)	Counterparts

This Purchase Plan may be executed in two or more counterparts and by facsimile signature.

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IN WITNESS WHEREOF, the undersigned have executed this Purchase Plan as of the date first written above.

Steel Partners Ltd.			Morgan Stanley Smith Barney LLC

By:	/s/ Mario Marcon		By:	/s/ Joshua Shek
	Name:	Mario Marcon		Name:	Joshua Shek
	Title:	CFO		Title:	Executive Director

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EXHIBIT I

COMPANY REPRESENTATION CERTIFICATE

1.	Steel Partners Holdings LP (the “Company”) represents that it has reviewed the Stock Purchase Plan dated March 25, 2020 (the “Purchase Plan”) between Steel Partners Ltd. (“Purchaser”) and Morgan Stanley Smith Barney LLC (“MSSB”) relating to the common stock of the Company (the “Stock”).
2.	Subject to the accuracy and completeness of Purchaser’s representations and warranties in the Purchase Plan, it is the Company’s belief that the Purchase Plan and the purchases of common units (the “Units”) to be effected thereunder will not violate the Company’s insider trading policy.
3.	To the best of the Company’s knowledge, there are no legal, contractual or regulatory restrictions applicable to Purchaser as of the date of this representation that would prohibit Purchaser from entering into the Purchase Plan. If, at any time during the Plan Purchase Period, a legal, contractual or regulatory restriction that is applicable to Purchaser, including, without limitation
•	a Company tender offer with respect to the Units
•	a material change to the Company’s insider trading policy

would prohibit any purchase pursuant to the Purchase Plan (other than any such restriction relating to Purchaser’s possession or alleged possession of material nonpublic information about the Company or its securities), the Company agrees to give Broker’s Executive Financial Services Department notice of such restriction by telephone as soon as practicable. Such notice shall be made to the MSSB contacts listed in section J of the Purchase Plan and shall indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to Purchaser. In any event, the Company shall not communicate any material nonpublic information about the Company or its securities to Broker. The Company will release Broker from any liability which arises from any failure by the Company to give such notice in a timely and accurate manner.

Dated:	March 26, 2020

Company:	STEEL PARTNERS HOLDINGS LP

By:	/s/ Douglas Woodworth
	Name:	Douglas Woodworth
	Title:	Chief Financial Officer

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